FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

4 October 2021

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The following transactions of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company"), relating to the interim dividend for the 2021 half-year (the "interim dividend"):

1.   Shares allocated in lieu of the interim dividend

The following transactions took place on 30 September and relate to additional Shares being allocated to PDMRs' unvested share plan interests in lieu of the interim dividend. The price per Share was US$5.4067.

Directors

Name	Shares allocated
Noel Quinn	681

Other PDMRs

Name	Shares allocated
Colin Bell	507
Georges Elhedery	199
Pam Kaur	522
David Liao	3,303
Nuno Matos	161
Stephen Moss	189
Surendra Rosha	129
Ian Stuart	444

2.   Acquisitions as part of the reinvestment of the interim dividend

The following transactions took place on 1 October and relate to additional Shares being added to PDMRs' vested share plan interests through the automatic reinvestment of the interim dividend. The price per Share was £3.88172.

Other PDMRs

Name	Shares acquired
David Liao	2,169
Nuno Matos	1,988.27628
Stephen Moss	1,950
Barry O'Byrne	1,182
Michael Roberts	3,982
Surendra Rosha	1,095.356291

1 Includes 1.07868 Shares purchased on 4 October on the Hong Kong Stock Exchange at HK$40.3175 per Share.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the interim dividend for the 2021 half-year			Price	Volume	Total
			US$5.41	681	US$3,681.96
		Aggregated	US$5.407	681	US$3,681.96

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the interim dividend for the 2021 half-year			Price	Volume	Total
			US$5.41	507	US$2,741.20
		Aggregated	US$5.407	507	US$2,741.20

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Co-Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the interim dividend for the 2021 half-year			Price	Volume	Total
			US$5.41	199	US$1,075.93
		Aggregated	US$5.407	199	US$1,075.93

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the interim dividend for the 2021 half-year			Price	Volume	Total
			US$5.41	522	US$2,822.30
		Aggregated	US$5.407	522	US$2,822.30

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive of Asia Pacific and The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Shares allocated in lieu of the interim dividend for the 2021 half-year			US$5.41	3,303	US$17,858.33
		Aggregated	US$5.407	3,303	US$17,858.33

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-10-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2021 half-year			Price	Volume	Total
			£3.88	2,169	£8,419.45
		Aggregated	£3.882	2,169	£8,419.45

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the interim dividend for the 2021 half-year			Price	Volume	Total
			US$5.41	161	US$870.48
		Aggregated	US$5.407	161	US$870.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-10-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition as part of the reinvestment of the interim dividend for the 2021 half-year			£3.88	1,988.27628	£7,717.93
		Aggregated	£3.882	1,988.27628	£7,717.93

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Chief Executive, Middle East, North Africa and Turkey

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Shares allocated in lieu of the interim dividend for the 2021 half-year			US$5.41	189	US$1,021.87
		Aggregated	US$5.407	189	US$1,021.87

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-10-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2021 half-year			Price	Volume	Total
			£3.88	1,950	£7,569.35
		Aggregated	£3.882	1,950	£7,569.35

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-10-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2021 half-year			Price	Volume	Total
			£3.88	1,182	£4,588.19
		Aggregated	£3.882	1,182	£4,588.19

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, US and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-10-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2021 half-year			Price	Volume	Total
			£3.88	3,982	£15,457.01
		Aggregated	£3.882	3,982	£15,457.01

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive of Asia Pacific and The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Shares allocated in lieu of the interim dividend for the 2021 half-year			US$5.41	129	US$697.46
		Aggregated	US$5.407	129	US$697.46

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-10-01	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2021 half-year			Price	Volume	Total
			£3.88	1,094.27761	£4,247.68
		Aggregated	£3.882	1,094.27761	£4,247.68

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-10-04	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2021 half-year			Price	Volume	Total
			HKD40.32	1.07868	HKD43.49
		Aggregated	HKD40.318	1.07868	HKD43.49

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Shares allocated in lieu of the interim dividend for the 2021 half-year			US$5.41	444	US$2,400.57
		Aggregated	US$5.407	444	US$2,400.57

For any queries related to this notification, please contact:

Lee Davis
Shareholder Services
020 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 04 October 2021